April 12, 2006

Ms Kari Jin
Staff Accountant
Mail Room 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RESPONSE TO SEC COMMENT LETTER

       RE:  ITEM 4.02 FORM 8-K FILED ON MARCH 28, 2006
       FILE NO. 000-28008

Dear Ms Jin:

The following is Uphonia's (formerly SmartServ Online, Inc.'s) response to the SEC comment letter dated April 5, 2006.

FORM 8-K FILED ON MARCH 28, 2006
--------------------------------

      1.    We filed Form 8-K/A on April 12, 2006 to address this point.

      2.    We filed Form 8-K/A on April 12, 2006 to address this point.

DISCLOSURE
----------

      In connection with responding to the SEC's comments regarding the company's 8-K filed on March 28, 2006, the company acknowledges that:

      1 the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      2 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      3 the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Sincerely,


                                        /s/ Robert M. Pons
                                        ------------------------------
                                        President  & CEO


Cc:    Dean M. Schwartz, Esquire
       Stradley Ronan Stevens & Young, LLP
       2600 One Commerce Square
       Philadelphia, PA    19103-7098
       Facsimile (215) 564-8120